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CTZN

Modern European Restaurant

SAN DIEGO, CA
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Early Investor Bonus: The investment multiple is increased to 1.75× for the next $250,000 invested.
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THE PITCH
CTZN is seeking investment to allow the wider San Diego community, local food lovers, and those passionate about our mission, the opportunity to take part in this unique new concept.
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Introducing CTZN
From the team behind La Clochette Du Coin & Hommage Bakehouse comes a new restaurant concept offering clean and modern tapas and brunch dishes, shaped by French, Spanish and Californian influences, complemented with a diverse selection of wines and craft cocktails.

CTZN LLC is a new restaurant concept introduced to San Diego that will spell the infamous style of gastronomical ingenuity from the region of the Basque in Spain and the intricate and refined delicacy of France. It will demonstrate the elevated techniques and creativity of cooking through art and passion , while introducing the most profound origin of the name of tapas; energetic, fun, vibrant, approachable and delicious. The owners of this concept, Willy Wu Jye Hwa and Karine Beers, are seeking to offer a gastronomic environment, imbued with cultural histories and glorious openness and transparency.

The brunch experience will explore eclectic French dishes with global twists, a full espresso and a full cocktail bar. All of the breads and pastries will be provided by our sister company, Hommage Bakehouse LLC.

CTZN also cares deeply about learning, development and career growth. Whether someone is with us for a short or long time, we are invested in educating and helping our staff members gain experience to provide all of massive value to individuals. Working at CTZN LLC offers more than a job that pays for hours worked. We are committed to nurturing our staff members to learn beyond their spectrum, from Wine education, Restaurant operations, Planning Field Trips to local farms to learn about our communities, and much more.

The CTZN team is raising capital on Mainvest to allow the wider San Diego community, local food lovers, and those passionate about our mission the opportunity to take part in this unique new concept. We welcome you to explore our offering and reach out here with any questions.

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LOCATION

The space will be located on the promising Sandbox Building project, right on the beautiful coastal location of Solana, one block away from the beautiful scenery of Solana Beach, on the infamous Highway 101.

2,600 sq ft. indoor space
1,600 sq ft. outdoor space
40 dedicated parking spaces
150 to 200 seats in the dining room, both indoor and outdoor combined, in addition to about 25 to 30 seats at the bar counter
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THE TEAM
Karine Beers
Co-Founder

Willy and Karine began their career together in the industry when they founded and operated La Clochette Du Coin and Hommage Bakehouse over

8 years ago. Since then they have excelled at cherishing their partnership by trusting their complementary skills; Willy has excelled at operating the company through his management and leadership skills, and Karine has excelled at putting together a marketing team that has expanded the brand and expansion of the company. Their long term goals are to open different restaurant concepts that will work together within a collective group, and will introduce San Diego and Southern California with never-seen culinary experiences with elevated techniques and approachability. At CTZN, they will be responsible for the hiring of the management, leadership team, the culinary chefs, setting budgets from marketing, sales and more. They will also enforce the short and long term growth direction of the company.

Willy Wu Jye Hwa
Co-Founder

Willy and Karine began their career together in the industry when they founded and operated La Clochette Du Coin and Hommage Bakehouse over 8 years ago. Since then they have excelled at cherishing their partnership by trusting their complementary skills; Willy has excelled at operating the company through his management and leadership skills, and Karine has excelled at putting together a marketing team that has expanded the brand and expansion of the company. Their long term goals are to open different restaurant concepts that will work together within a collective group, and will introduce San Diego and Southern California with never-seen culinary experiences with elevated techniques and approachability. At CTZN, they will be responsible for the hiring of the management, leadership team, the culinary chefs, setting budgets from marketing, sales and more. They will also enforce the short and long term growth direction of the company.

David Mirabelli
Assistant General Manager

David Mirabelli will be the vital pillar of the team at CTZN, as he has demonstrated through his years of experience in the industry of his unmatched level of operational and executional prowess. He will be responsible for the day-to-day major decision makings of the restaurant. Additionally he will be responsible for the general planning, execution and leadership necessary of the store, which won't be limited to the implementation of different operational systems, application of marketing campaigns, HR supports, involvement with multiple collaborations, and achieving objectives in sales, costs, employee retention, food quality, cleanliness and sanitation. He will be in regular contact with the owners to relay both information and request guidance.

Sean Le
Brunch Culinary Director

Sean Le will be the executing Chef for the brunch experience. He will be directly responsible for the implementation of the highest standards in all kitchen functions including food purchasing, preparation and maintenance of quality standards; sanitation and cleanliness; training of employees in methods of cooking, preparation, plate presentation, portion and cost control and sanitation and cleanliness.

James Moriarty
Front of House Manager

David Mirabelli and James Moriarty will be managing the important tier of the restaurant chain of command. Their responsibilities will be to assist on the executive side of customer relations and management of the front of the house employees and hiring/firing. They will also be responsible for the ordering of products, supplies and inventory control of the cocktail bar, espresso bar.

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4,200 sq. ft.
Floor Space
$6,000,000
Projected Annual Revenue
10,000 people
Existing Social Media Followers (sister accounts)
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OUR SISTER CONCEPTS: LA CLOCHETTE DU COIN & HOMMAGE BAKEHOUSE
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Our Menu
Brunch

A brunch experience - This table service experience will be the main event of the show during the day, and will be a continuation of what the owners have undertaken at La Clochette Du Coin, one of their earlier project restaurants in San Diego. Guests will be able to relax and enjoy a refreshing and spacious space full of greeneries and purposeful decors, while enjoying the animated show of the open-kitchen concept that will demonstrate the talents of our chefs; guests will also be enjoying the bar centrally located with the amazing talented bartenders acting as demonstrators of the skillful preparation of craft cocktails

Tapas

A state of the art dining experience inspired by the famous service of tapas: The infamous style of gastronomical ingenuity from the beautiful Basque region of Spain and the delicacy fineness of French cuisine, is the specialty of the dining at CTZN. It will demonstrate the elevated techniques and creativity of cooking through art and passion. At CTZN LLC, tapas will be introduced and marketed to San Diego in the most profound origin of its name: energetic, fun, vibrant, approachable and delicious. During this eclectic dining experience, guests will also be able to order all sorts of cocktails and wine selections from the bar, with some exceptional pairing suggestions with tapas. Lastly, CTZN will also introduce a specialized deli section in the kitchen that will focus on all sorts of hams, Spanish and French cheeses, sausages and more. Those charcuterie and cheese will comprise half of our menu.

Menu items will include:

Soups & Salads - a selection of 4 to 8 entree style salads that will be composed of local and global ingredients, with the purpose to surprise guests of how good salads can taste.

Brunch - A much bigger selection of classic and not-so-classic brunch plates, that will be composed of local and not-so-local brunch plates and brunch accessories, for a selection of around 10 to 15 plates.

A vegetable & sides - A selection of 5 to 8 sides guests are able to add to their orders.

Guests will also be able to access the menu from our espresso bar and our cocktail bar offerings.

Beverages

Our Cocktail bar will have an extensive assortment of red wines, white wines, rose and sparklings, as well as an emphasis on Gin/tonics and martini assortments , sangrias, beers and an assortment of house created cocktails. We will also have a full espresso bar.

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Business Operations
Overview

CTZN will open 7 days a week for brunch and lunch hours, with happy hours transitioning to dinner hours. The menu has been created in a manner to allow the preparation of many recipe ingredients to be done ahead of time in the most efficient and productive manner.

The restaurant will be perceived as a hybrid of elevated, casual theme establishment appealing to everyone, from adults, families, business professionals, diners of all ages. The management team also plans to collaborate with the 50,000 square foot of offices spaces on the second floor of the Sandbox Project Building, to offer promotional discounts to all of their 500 staff members. The atmosphere during the day will be dynamic with energetic and filling music, ample amounts of natural sunlight coming from the East, and black-uniformed employees.

Although the management team is focusing on an elevated experience with purposeful design elements, the food will be engineered firstly with approachability. The brunch menu will run between the range of $8 to $14 for starters and appetizers, $18 to $36 for entrees. At night, the tapas will be priced between the range of $8 to $18 for tapas plates and $18 to $75 for bigger plates. The average table turnover rate of the brunch is anticipated to be one hour per table, while it is estimated to be 2 hours for the diner experience.

Staffing

Core members of management are listed above. Additionally, CTZN will have four shift leaders in the front of the house for the dining and the brunch operations. Their duties will involve supporting the host station, bar, busing station, and among the servers. Their duties will be to handle the small problems and decisions that need to be made through the course of service. They will stay in regular contact with the front of the house management team for diverse problems and disputes. We'll aim to hire a solid team of servers, bartenders, barbacks, baristas, cooks, and dishwashers with enough redundancy to avoid staffing shortages.

CTZN LLC believes deeply in empowering and advancing their staff members' careers through learning & development, benefits and sharing their career stories with the community. A thorough training program will be adopted for every position in the business. Servers and bartenders will undergo an in house Alcohol Management Program that teaches the importance of responsible alcohol service.

Vendor Relationships

The management team will continue to cherish the relationship with the qualified suppliers (vendors) and purveyors that the company has worked with for many years, that can provide reasonably priced products, delivered according to specific schedules that benefits the operation of the restaurant and building. Alternate suppliers will be identified for use if the regular supplier cannot deliver the products needed. Examples of vendors include:

Stehly Farms

Spring Valley Farms

Farm Stand West

La Costa Farms

The Butcher Shop

Hamilton Meat & Provisions

Hommage Bakehouse

The Fishery

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MARKETING STRATEGY

Our goal as a new startup is to build brand awareness which is why it is so imperative that we remain transparent as a company and clearly communicate our vision to potential customers. While our existing businesses have solid client bases, we'll be using a variety of strategies to bring new customers to CTZN.

Menu Engineering: The overall design and the environment of the restaurant will entice people to come in, but ultimately the menu is what will bring customers back. We will be working closely with the culinary director to ensure that our menu is relevant and profitable. We will also use menu engineering in our marketing efforts,(for instance, ensuring that promotional offer is featuring a high-margin, high-popularity item), to ensure that we are making food cost decisions that add a positive dining experience.
Community Involvement: Digital marketing plays a big role in our marketing, but as a restaurant, we are also heavily relying on local customers and the people in the community who are most likely to become a regular. We are considering creating some promotions specifically for the community and providing a happy hour for locals.
Digital Marketing: Paid advertising, social media marketing, email marketing, public relations, SEO
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MARKET ANALYSIS & COMPETITION

Like many industries, the pandemic has reshaped the restaurant industry's sales, operations, menus and use of technology. A lot of those changes include new transaction technologies, outdoor dining, and enhanced off-premises services, which will provide a competitive edge to any restaurant businesses. Currently, the quick service restaurant is king and data shows that there has been a strong growth in this sector. Serving both an exceptional dining experience while implementing a quick service area, Citizens will be the ideal eatery for Solana Beach.

Solana Beach is a coastal community that attracts surfers, beach walkers, art lovers, and savvy shoppers. Because we are a hybrid restaurant offering breakfast, brunch, and dinner, our target market comprises business professionals and those individuals looking for a quick grab n' go.
With a population of roughly 13,000, Solana Beach is a small coastal town made up of families and individuals with a median household income of $106,904.
Our location is near a major highway making it easy to access for both locals and visitors.
There are some indirect competitors including cafes and brunch restaurants, though we feel we have a unique offering that will be welcomed in this community.
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INVESTMENT OPPORTUNITY

CTZN's elevated menu of Spanish and French cuisine with Californian influences with tapas, coastal and vibrant and eclectic atmosphere, and reasonable prices will position the concept for broad customer appeal in a wide range of markets. This offering is aimed at securing funds for the initial build-out, but our sights are set on the future.

Founders have put in $125,000 combined
Funds raised will be used towards construction and design as well as working capitals and starting salaries
In addition to the growth of the restaurant, one area of growth will include retail, including olive oils, culinary books, take-home meal kits, and merchandising items such as apparels and accessories

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Q4 2022-Q1 2023

Community round open on Mainvest

Q1 2024

CTZN plans to launch the anticipated learning & development program benefits for staff and selected community members with wine and cheese education, monthly field trips to partner farms, fish markets and butcher shops, and to provide mentorship opportunities for future entrepreneurs.

Q1 2024

Close a contract with building's Bio-Tech company to provide food/beverage benefits for their 350-500 employees, worth millions a year. Negotiating currently starting.

Q1 2024

Launch Staff members benefit packages.

2024

Launch CTZN tapas and wine cookbook

2024

CTZN social media team plans to grow 20,000 followers a year on Instagram and Tik Tok platforms

2026

Partnership opportunities to co-invest in local produce farm in South California

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction and T.i improvements $233,125
Mainvest Compensation $16,875
Total $250,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$6,166,921	$6,413,597	$6,670,141	$6,936,947	$7,214,425
Cost of Goods Sold	$1,752,599	$1,873,390	$1,948,326	$1,956,889	$2,035,165
Gross Profit	$4,414,322	$4,540,207	$4,721,815	$4,980,058	$5,179,260

EXPENSES

Rent	$541,157	$554,685	$568,552	$582,765	$597,334
Utilities	$42,000	$43,050	$44,126	$45,229	$46,359
Salaries	$2,293,587	$2,385,330	$2,480,743	$2,579,972	$2,683,170
Insurance	$9,600	$9,840	$10,086	$10,338	$10,596
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$24,000	$24,600	$25,215	$25,845	$26,491
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Marketing	$38,400	$39,360	$40,344	$41,352	$42,385
supplies	$48,000	$49,200	$50,430	$51,690	$52,982
administrative & General	$30,300	$31,057	$31,833	$32,628	$33,443
Operating Profit	$1,381,278	$1,396,935	$1,464,183	$1,603,779	$1,679,879

This information is provided by CTZN. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement

2022 Balance Sheet
Investment Round Status
Target Raise $250,000
Maximum Raise $1,235,000
Amount Invested $0
Investors 0
Investment Round Ends February 24th, 2023
Summary of Terms
Legal Business Name CTZN LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $250,000 invested
1.75×
Investment Multiple 1.6×
Business's Revenue Share 0.8%-4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date March 31st, 2031
Financial Condition
Forecasted milestones

CTZN LLC forecasts the following milestones:

Secure lease in San Diego California by November 15th, 2022.

Hire for the following positions by January 2023: Assistant Manager, Tapas culinary chef.

Achieve $6,166,000 revenue per year by 2024.

Achieve $900,000 profit per year by 2025.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the CTZN LLC. However, CTZN LLC may require additional funds from alternate sources at a later date.

No operating history

CTZN LLC was established in October 13th, 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of CTZN LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

CTZN LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. CTZN LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from CTZN LLC's core business or the inability to compete successfully against the with other competitors could negatively affect CTZN LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in CTZN LLC's management or vote on and/or influence any managerial decisions regarding CTZN LLC. Furthermore, if the founders or other key personnel of CTZN LLC were to leave CTZN LLC or become unable to work, CTZN LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which CTZN LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, CTZN LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

CTZN LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If CTZN LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt CTZN LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect CTZN LLC's financial performance or ability to continue to operate. In the event CTZN LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither CTZN LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

CTZN LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and CTZN LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although CTZN LLC will carry some insurance, CTZN LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, CTZN LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect CTZN LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of CTZN LLC's management will coincide: you both want CTZN LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want CTZN LLC to act conservative to make sure they are best equipped to repay the Note obligations, while CTZN LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If CTZN LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with CTZN LLC or management), which is responsible for monitoring CTZN LLC's compliance with the law. CTZN LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if CTZN LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if CTZN LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of CTZN LLC, and the revenue of CTZN LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of CTZN LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

CTZN LLC is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent CTZN LLC is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

CTZN LLC is a newly established entity and has no history for prospective investors to consider.

Changes in Economic Conditions Could Hurt CTZN LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect CTZN LLC's financial performance or ability to continue to operate. In the event CTZN LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Changes in Economic Conditions Could Hurt La Clochette Du Coin

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect La Clochette Du Coin's financial performance or ability to continue to operate. In the event La Clochette Du Coin ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

This information is provided by CTZN. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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